Exhibit 99.3

PROPOSAL OF THE BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETING TO

BE HELD ON APRIL 30 2008

Dear Shareholders,

The Board of Directors of Perdigão S.A. (“Company”) herein notify you of the following proposals, to be the subject of deliberation at the Company’s Ordinary and Extraordinary General Meeting to be held on April 30 2008:

1. To approve the following allocation of the Net Income for the Fiscal Year 2007:

Net Income for the Fiscal Year to be allocated
Legal Reserve	R$ 16,280,469.35
Reserve for Capital Increase	R$ 65,121,877.39
Reserve for Expansion	R$144,007,040.22
Interest on Shareholders’ Equity	R$100,200,000.00
Total	R$325,609,386.96

2. To ratify the resolutions of the Board of Directors, taken “ad referendum” of the General Meeting, with respect to the distribution of shareholders’ remuneration as follows: (i) resolution of June 28 2007 with respect to the distribution of interest on shareholders’ equity for a gross value of R$ 0.22654960 per share and a total gross interest on shareholders’ equity of R$37,500,000.00 (thirty-seven million five hundred thousand Reais), and (ii) resolution of December 18 2007 with respect to the distribution of interest on shareholders’ equity for a gross value of R$0.33795681 per share and total gross value of R$62,700,000.00 (sixty-two million, seven hundred thousand Reais), the above mentioned payments corresponding to dividends amounting to a total of R$ 100,200,000.00 (one hundred million, two hundred thousand Reais), representing 32.39% of the fiscal year’s adjusted net income according to Article 202 of Law 6,404/76 for the purposes of the mandatory minimum dividend, with payouts effected on August 31 2007 and February 29 2008, respectively.

3. To amend the wording of subsection 4 of Article 32 of the Company’s Bylaws with the purpose of complying with the recommendation of the Brazilian Securities and Exchange Commission - CVM. The proposed wording is:

“Article 32 - .......3)…………………….; and 4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the  authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

4. To ratify the capital stock increases approved within the limit of authorized capital with respect to the confirmation  of the public subscription and the incorporation of shares with the consequent  amendment to the Bylaws:

4.1) Confirmation of the Number of Subscribed and Paid Up Shares: Ratified the resolution taken by the Board of Directors on December 18 2007, confirming the increase of the Company’s capital stock in the amount of R$ 900,000,000.00 (nine hundred million reais) following the subscription and paying up of 20,000,000 (twenty million) common shares, in the primary offering approved and within the limit of the authorized capital.

4.2) Confirmation of the Number of Subscribed and Paid Up Shares: Ratified the resolution taken by the Board of Directors on January 14 2008, confirming the increase of the Company’s capital stock in the amount of R$ 33,489,000.00 (thirty-three million, four hundred and eighty-nine thousand Reais) following the subscription and paying up of 744,200 (seven hundred and forty-four thousand, two hundred) shares in the approved primary offering and within the limit of the authorized capital with respect to the greenshoe option exercised by Credit Suisse (Brasil) S.A.;

4.3) Increase in Capital through the Issue of Shares: Ratified the resolution taken by the Board of Directors on February 21 2008, approving the issue of 20,256,751 (twenty million, two hundred and fifty-six thousand, seven hundred and fifty-one) common, book entry shares with no par value, paid up with the shares issued by Eleva and attributed to the shareholders according to the exchange ratio of 1 (one) new common share issued by the Company for each 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws. The issue price was R$ 45.00 per share, resulting in the increase in capital stock of R$911,553,795.00 (nine hundred and eleven million, five hundred and fifty-three thousand, seven hundred and ninety-five Reais), within the Company’s authorized capital, Eleva becoming a wholly owned subsidiary of the Company.

4.4) Consequently, the Company’s capital stock, which was R$1,600,000,000.00 (one billion, six hundred million Reais) increases to R$ 3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand, seven hundred and ninety-five Reais), represented by 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand, one hundred and three) shares. In the light of these amendments, Article 5 of the Bylaws shall carry the following wording: “ARTICLE 5 — The Capital Stock subscribed for and paid up is R$ 3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand, seven hundred and ninety-five Reais), represented by 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand, one hundred and three) common shares, all book entry, with no par value.”

5. Election of a new member and his respective alternate member to compose the current Board of Directors. The Board of Directors appoints Mr. Rami Naum Goldfajn, Brazilian, married, adviser, bearer of ID Card No. 06873149, issued by SSP-SP, inscribed in Individual Taxpayers (CPF) under No. 942.673.597-68, with an office at 1658 Rua Alexandre Dumas, 11th floor, Chácara Santo Antonio, in the city and state of São Paulo. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO for Eleva Alimentos S/A, worked for over ten years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de S.Paulo and Eleva S/A. Mr. Goldfajn studied production engineering and holds an MBA in management, with an international extension course. As an alternate member, the Board appoints Mr. Cláudio da Silva Santos, Brazilian, married, Manager, bearer of ID Card No. 0966665953, issued by SSP-SP, inscribed in Individual Taxpayers (CPF) under No. 832.463.809-10, with an office at 1658 Rua Alexandre Dumas, 11th floor, Chácara Santo Antônio, in the city and state of São Paulo. Mr. Santos is a Partner of Governança & Gestão and

member of the Board of Directors of Grazziottin S.A. He acted as CFO and Investor Relations Officer for Eleva Alimentos S.A., and as the Controlling Department Officer and Shared Services Center Officer in the companies TendTudo Materiais de Construção S/A and Líder Alimentos. He studied management and holds an Executive MBA and an MBA in financial engineering. The term of office will be the same as that of the other members up to the Annual and Extraordinary Shareholders’ Meeting of 2009.

6. To elect the members of the Fiscal Council/Audit Committee with term of office up to the date of the Ordinary General Meeting of 2009. Effective members: (i) as financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer,  enrolled in the personal taxpayers’ register (CPF) number 610.204.868-72, bearer of ID card number 19.799-6 issued by the Air Force Ministry, resident and domiciled in the city and state of Rio de Janeiro; (ii) as independent member:

FÁBIO DOS SANTOS FONSECA, Brazilian, judicially separated, bearer of ID card number 31744352 — SSP-RJ, enrolled in the personal taxpayers’ register (CPF) under number 370.918.957-15, with residential address  at Avenida Barata Ribeiro, 67 — 901, Copacabana, city and state of Rio Janeiro; (iii) DÉCIO MAGNO ANDRADE STOCHIERO, Brazilian, married, business administrator, enrolled in the taxpayers’ register (CPF) under number 272.497.881-00, bearer of ID card  number 733.275 SSP/DF, resident and domiciled in Brasília-DF; Alternate members: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the personal taxpayers  register (CPF) under number 383.239.407-97, bearer of professional ID number CRC-RJ 43670-5, resident and domiciled in the city and state of Rio de Janeiro; OSVALDO ROBERTO NIETO, Argentine, married, accountant, bearer of foreign nationals ID card number W676628-S, enrolled in the Brazilian taxpayers’ register (CPF) under number  703.427.418-53, resident and domiciled in the city and state of São Paulo-SP; GILDA MARIA DOS SANTOS, Brazilian, married, economist, enrolled in the personal taxpayers register (CPF) under number 224.424.721-04, bearer of ID card number 627400 - SSP-DF, with residential address and domiciled in Brasilia-DF.

ATTÍLIO GUASPARI — Member of the Fiscal Council. Engineer, with a Master’s degree in Administration Sciences; he is also a member of the board of directors of Brasil Ferrovias S.A. He was finance director of the BNDES  Employees Association  — AFBNDE of Rio de Janeiro;

FÁBIO DOS SANTOS FONSECA — Member of the Fiscal Council. Economist, with a Master’s degree in Business Administration and Accounting; he is a college professor. He was Superintendent of the Brazilian Securities and Exchange Commission — CVM;

DÉCIO MAGNO ANDRADE STOCHIERO — Member of the Fiscal Council. Business Administrator,  he has an MBA  and a post-graduate qualification from FEA/USP; he is Planning and Corporate Control Manager of Sistel Foundation.”;

GILDA MARIA DOS SANTOS — Member of Fiscal Council. Economist with post-graduate in Business Administration from Fundação Getúlio Vargas (2004). She´s been working for SISTEL Fundation since 1979, researching companies that SISTEL has participation.

7. To approve the compensation of the Company’s Management  for the current fiscal year in the global and annual value of up to R$ 5,569,277.00 (five million, five hundred and sixty-nine thousand, two hundred and seventy-seven Reais), including the additional compensation in December/2008, in the amount corresponding to one month’s fees.

8. To ratify the total, global and annual compensation, including the additional compensation for December 2008 for the management of the Perdigão Companies in the amount of R$ 18,247,429.00 (eighteen million, two hundred and forty-seven thousand, four hundred and twenty-nine Reais).

9. To ratify the choice of the company, Deloitte Touche Tohmatsu Auditores Independentes appointed as appraiser by this Board of Directors for the preparation of the accounts evaluation report  of Eleva Alimentos S.A. for the purposes of its merger with the Company.

10. To approve the Evaluation Report cited in item 9 above, the Protocol and Justification for Incorporation of Eleva Alimentos S.A. by Perdigão S.A. and the merger of Eleva Alimentos S.A. with Perdigão S.A..

11. To ratify the resolution of the Board of Directors and the Fiscal Council, approving the payment of interest on shareholders’ equity at R$0.37 (thirty-seven centavos) per share totaling R$ 76,415, 218.66 (seventy-six million, four hundred and fifteen thousand, two hundred and eighteen Reais and sixty-six centavos) subject to federal withholding tax, except for shareholders that are either tax exempt or immune, for the 206,527,618 shares trading in the market. The date of record shall be April 22 2008 and the shares shall trade-ex interest on shareholders’ equity as from April 23 2008. Payment shall be effected as follows: (i) on August 29 2008, R$ 0.25 (twenty-five centavos) per share totaling R$ 51,631,904.50 (fifty-one million, six hundred and thirty-one million, nine hundred and four Reais and fifty centavos); and (ii) on February 27 2009, R$ 0.12 (twelve centavos) per share totaling R$ 24,783,314.16 (twenty-four million, seven hundred and eighty-three million, three hundred and fourteen Reais sixteen centavos).

This is what the Board of Directors has to propose and trusts will be approved by the shareholders.

Company shareholders interested in accessing information or clarifying any doubts on the above proposals should contact the Company’s Investor Relations area either by calling 3718-5301/5306/5791/5465 or via e-mail: acoes@perdigao.com.br.

São Paulo (SP), April 11 2008.

Nildemar Secches,

Francisco Ferreira Alexandre;

Décio da Silva.

Jaime Hugo Patalano;

Luís Carlos Fernandes Afonso;

Manoel Cordeiro Silva Filho;

Maurício Novis Botelho;